                                                    Filed by CII Financial, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                        For: CII Financial, Inc.
                                                  Commission file No.: 333-52726

                              CII FINANCIAL, INC.
                     California Indemnity Insurance Company
                     Commercial Casualty Insurance Company
                  subsidiaries of Sierra Health Services, Inc.
                 P. O. Box 15645, Las Vegas, Nevada 89114-5645

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:   John Okita                    Andrew C. Karp
            Chief Financial Officer       Managing Director
            (702) 242-7531                Banc of America Securities LLC
                                          High Yield Special Products
                                          (704) 388-4813 or (888) 292-0070

                  CII FINANCIAL ANNOUNCES CLOSING OF OFFER FOR
                       CONVERTIBLE SUBORDINATED DEBENTURES

     Las Vegas,  May 2, 2001 - CII Financial,  Inc. today announced that it will close its pending tender and exchange offer for its $47 million of outstanding 7
1/2%  convertible  subordinated  debentures  due  September  15, 2001 (CUSIP No.
12551LAB7).

     The Company said that it will accept all valid tenders as of the expiration date, which has been extended until 7:00 p.m., New York City time, on Wednesday,
May 2, 2001.  The Company said that as of 5:00 p.m.,  New York City time, on May
2, 2001, it had received tenders for a total of approximately $42 million of old
7 1/2% subordinated debentures.

     The Company  said that  $32,651,000  in aggregate  principal  amount of old debentures  had been  tendered for cash and  $9,205,000  in aggregate  principal amount of old debentures had been tendered for new 9 1/2% senior  debentures due
September  15,  2004.  Based  on  these  results,   the  cash  option  has  been
oversubscribed.  Accordingly,  the Company will purchase  $27,059,000  principal amount of old debentures for cash and issue $14,797,000  principal amount of new debentures.

     The  Company  said that  settlement  of the  offer  will be made as soon as practicable after expiration and that it will pay accrued but unpaid interest on the old debentures to the settlement date.

     Banc of America  Securities  LLC was the exclusive  dealer  manager for the offer.

                                   ---more---

     CII - Closing of Offer p. 2/2/2/2/2

     CII Financial is a holding company  primarily  engaged in writing  workers'
compensation insurance in nine western and mid-western states through its wholly owned subsidiaries,  California Indemnity Insurance Company, Commercial Casualty
Insurance Company,  Sierra Insurance Company of Texas and CII Insurance Company.
CII  Financial is a wholly owned  subsidiary  of Sierra  Health  Services,  Inc.
(NYSE:SIE), a diversified health care services company based in Las Vegas.

     Statements  in  this  news  release  that  are  not  historical  facts  are
forward-looking   and  based  on  management's   projections,   assumptions  and
estimates;  actual results may vary materially.  Forward-looking  statements are subject to certain  risks and  uncertainties,  some of which may be found in the
Prospectus and Exchange Offer and other  documents filed with the Securities and
Exchange Commission and which are incorporated herein by reference.

     Additional Information and Where to Find It:

     CII Financial,  Inc. has filed a Registration Statement with the Securities and Exchange  Commission on Form S-4 registering the new debentures to be issued in the exchange offer. The Registration Statement, which became effective on May
2, 2001, and the prospectus  contained  therein  contain  important  information about CII Financial,  the exchange offer and related  matters.  Security holders are  urged to read  the  Registration  Statement  and the  prospectus  contained therein,  CII Financial's  Schedule TO and any other relevant documents filed by
CII Financial with the SEC.

     Security holders are able to obtain copies of the Registration Statement on
Form S-4 and the prospectus,  CII Financial's Schedule TO and any other relevant
documents   for  free   through   the  Web  site   maintained   by  the  SEC  at
http://www.sec.gov. In addition, these documents are available free of charge by contacting  the  Information  Agent for the  offer,  D.F.  King & Co.,  at (800)
735-3591.  If you have any  questions  about the offer,  please  call the Dealer
Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

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